INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 4 476 2717

ISSUER FACSIMILE NUMBER:	(644) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(644) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	Sept 30, 2004

DATE OF REPORT:	November 15, 2004

THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. THE COMPANY'S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"David Newman"	David Newman	04/11/15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

"Peter Tapper"	Peter Tapper	04/11/15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Balance Sheet (Expressed in United States Dollars) (Unaudited – Prepared by Management)

As at	September 30, 2004	December 31, 2003
	(Unaudited – Prepared	(Audited)
	by Management)
	$	$
Assets

Current
Cash and cash equivalents	8,082,392	2,234,287
Accounts receivable	164,837	872,532
Inventory	82,951	-
Prepaid expenses and deposits	66,375	273,994

	8,396,555	3,380,813

Deferred offering costs	-	408,083
Due from related parties	-	-
Property and equipment	60,954	30,323
Oil and gas properties (Note 3)	9,670,516	8,306,448

Total Assets	18,128,025	12,125,667

Liabilities

Current
Accounts payable and accrued liabilities	337,413	354,813
Prepaid Gas Revenue (Note 7)	1,244,484	1,258,033
Convertible Notes (Note 8)	-	-
	1,581,897	1,612,846

Special Class Shares of Subsidiary (Note 9)	-	943,525

Total Liabilities	1,581,897	2,556,371

Stockholders' Equity
Common stock without par value (Note 6);
unlimited number of shares authorized;
Issued and outstanding at September 30, 2004:
14,570,493 shares (December 31, 2003 : 7,739,324)	28,189,310	20,478,365
Contributed surplus	428,545	417,392
Accumulated deficit	(12,071,727)	(11,326,461)

Total Stockholders' Equity	16,546,128	9,569,296

Total Liabilities and Stockholders' Equity	18,128,025	12,125,667

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statement of Deficit (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended	September 30, 2004	December 31, 2003
	(Unaudited – Prepared	(Audited)
	by Management)
	$	$

Deficit – Beginning of period	(11,326,461)	(11,374,077)

Net profit / (loss) for the period	(745,266)	47,616

Deficit – End of period	(12,071,727)	(11,326,461)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Operations and Deficit (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

Production Income:
Oil and gas sales	156,532	-	201,653	161,102
Production costs	46,772	(2,451)	46,772	(61,132)
Royalties	(6,637)	(434)	(8,892)	(33,543)
Depletion	(67,874)	1,370	(67,874)	(25,930)

Production Income/(loss)	128,793	(1,515)	171,659	40,497

Expenses
General and administrative (Schedule)	(105,981)	(1,970,804)	(941,358)	(2,902,998)

Compensation Cost	(1,926)	52,420	(11,153)	(80,751)
Write down of oil and gas properties	(162,467)	-	(215,033)	(15,531)

Total Expenses	(270,374)	(1,918,384)	(1,167,544)	(2,999,280)

Net Loss for the period before Other	(141,581)	(1,919,899)	(995,885)	(2,958,783)
Income

Other Income
Interest income	76,518	8,306	250,619	23,964
Gain on sale of License	-	3,858,884	-	3,858,884

Net income/(loss) for the period	(65,063)	1,947,291	(745,266)	924,065

Deficit – Beginning of period	(12,006,664)	(12,397,303)	(11,326,461)	(11,374,077)

Deficit – End of period	(12,071,727)	(10,450,012)	(12,071,727)	(10,450,012)

Basic earnings per share (note 10)	$ (0.00)	$ 0.25	$ (0.06)	$ 0.12

Diluted earnings per share (note 10)	$ (0.00)	$ 0.25	$ (0.06)	$ 0.12

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Changes in Stockholders' Equity (Expressed in United States Dollars) (Unaudited – Prepared by Management)

					Total
	Common Stock		Contributed	Accumulated	Stockholders'
	Shares	Amount	Surplus	Deficit	Equity
		$	$	$	$

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

Issuance of common shares for cash	4,000,000	5,217,992	-	-	5,217,992
(Note 6a)
Less: Offering Costs		(408,083)	-	-	(408,083)
Issuance of common shares in	1,111,123	943,525	-	-	943,525
exchange for special class shares
(Note 9)
Exercise of share purchase warrants	1,265,500	1,457,511	-	-	1,457,511
and options for cash (Note 6)
Convertible notes converted to shares	454,546	500,000			500,000
(Note 8)
Stock Option Compensation (Note 6(b))	-	-	11,153	-	11,153
Net loss for the period	-	-	-	(745,266)	(745,266)

Balance at September 30, 2004	14,570,493	28,189,310	428,545	(12,071,727)	16,546,128

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003
Operating Activities
Net Income / (loss) for the period	(65,063)	2,029,380	(745,266)	1,006,154

Adjustments to reconcile net loss to cash applied
to operating activities:
Depletion	67,874	(1,370)	67,874	25,930
Amortization	8,228	2,804	20,628	13,858
Stock option compensation	1,926	(52,420)	11,153	80,751
Gain on sale of permit	-	(3,858,884)	-	(3,858,884)
Write down of oil & gas properties	162,467	-	215,033	15,531
Unrealized foreign exchange loss (gain)	(144,059)	92,385	165,294	20,396
Changes in non-cash working capital:
Accounts receivable	108,947	(498,992)	707,695	(120,382)
Inventory	(62,260)	-	(82,951)	5,423
Due from related parties	-	6,957	-	42,008
Prepaid expenses and deposits	23,309	62,994	207,619	118,086
Accounts payable and accrued liabilities	58,530	3,028,048	(17,400)	2,976,231
Unearned revenue	(94,518)	-	(94,518)	1,164,824

Net cash provided by operating activities	65,381	810,902	455,161	1,489,926
Financing Activities
Issue of common shares	1,449,951	-	7,175,503	-
Issue of convertible notes	-	-	-	-
Issue of special class shares	-	-	-	873,618

Net cash provided by financing activity	1,449,951	-	7,175,503	873,618
Investing Activities
Oil and gas properties net of recoveries	364,345	(1,501,325)	(1,731,300)	(2,151,965)
Purchase of property and equipment	(12,574)	(547)	(51,259)	(661)

Net cash used in investing activities	351,771	(1,501,872)	(1,782,559)	(2,152,626)

Net increase (decrease) in cash during the period	1,867,103	(690,970)	5,848,105	210,918

Cash and cash equivalents - Beginning of period	6,215,289	2,194,715	2,234,287	1,292,827

Cash and cash equivalents - End of period	8,082,392	1,503,745	8,082,392	1,503,745

Supplemental Disclosure of Non-cash Financing
and Investing Activities
The following transactions which did not result in
Cash Flows have been excluded from financing
activities
Stock option compensation (Note 6(b))	1,926	(52,420)	11,153	80,751

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Schedules of General and Administrative Expenses (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003
GENERAL AND ADMINISTRATIVE EXPENSES
Accounting	7,761	289	22,535	28,377
Audit	17,328	4,472	45,864	35,982
Amortization	8,228	2,804	20,628	13,858
Consulting fees	27,536	40,734	99,716	80,254
Public and investor relations	116,533	56,107	231,745	152,304
Foreign exchange (gain) / loss	(144,059)	(373,982)	126,690 1	(445,971)
Insurance	34,204	35,585	108,886	267,085
Interest paid	7,063	-	26,833	-
Legal	26,883	32,870	35,572	295,243
Settlement Cost	-	2,000,000	-	2,000,000
Office and miscellaneous	26,632	45,818	104,140	67,119
Printing	11,389	1,680	44,647	3,087
Rent (Note 4)	9,228	9,192	27,612	23,823
Telephone	9,505	7,420	22,981	18,615
Travel and accommodation	11,884	15,439	29,519	25,981
Directors Fees	15,036	511	43,553	6,987
Listing Expenditure- Non-capitalized	5,831	-	91,703	151,425
Salary and Wages (Note 4)	138,309	142,436	449,438	396,346

Gross general and administrative expenses	329,291	2,021,375	1,532,062	3,120,515

Recovery of general and administrative expenses	(223,310)	(50,571)	(590,704)	(217,517)

Net general and administrative expenses	105,981	1,970,804	941,358	2,902,998

1 This includes an unrealized foreign exchange loss of $165,294 and a realized foreign exchange gain of 38,604.

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred losses to date of $12,071,727, which includes a net loss for the current period of $745,266.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of the net book value relating to oil and gas properties is dependant upon the existence of economically viable reserves, and in certain instances on farming out oil and gas interests to other participants and / or obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38153, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company and its joint venture participants in PMP 38153 agreed in January 2004 on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited (Note 7). Production commenced in August 2004.

On 27 July 2004, the Company announced that arrangements with Genesis Energy had been concluded with the receipt of the New Zealand Minister of Energy's consent to these agreements. Genesis is, therefore, now a permit holder with Deep Petroleum rights in the PEP 38738 permit in New Zealand's onshore Taranaki Basin. Genesis is to fund the drilling and testing of Cardiff-2 in PEP38738 and entered into a gas sales agreement with the participants.

On January 5, 2004 the Company raised $5.2 million through the issuance of 4 million common shares. The Company raised $1.5 million through the conversion of 1,265,000 warrants and options in the September 2004 quarter, and a further $0.5 million through the issuing of two Convertible Notes that were converted into common shares and warrants in September 2004. The special class shareholders in one of the Company's New Zealand subsidiaries also converted their special class shares into 1,111,123 common shares in the Company.

Additionally, the Company periodically reduces its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds to meet all current estimates for its exploration permit obligations. The inability to obtain one or other of the aforementioned could require the Company to relinquish one or more of these exploration permits. If exploration permits were to be relinquished then adjustments would be necessary to the carrying value of assets, the reported net loss and the balance sheet classifications used.

The Company has sufficient liquidity to meet its current operational requirements.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company's consolidated financial position as at September 30, 2004 and December 31, 2003 and the Company's consolidated interim results of operations and cash flows for the three and nine month periods September 30, 2004 and 2003. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, these interim financial statements should be read in conjunction with the Company's annual audited financial statements dated December 31, 2003. The results of the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 3 - OIL AND GAS PROPERTIES

	Percentage	Net Book	Additions	Depletion/	Net Book
	Interest	Value at	(Recoveries)	Write Downs	Value at
	Sept 30,	December 31,	During the	During the	Sept 30,
	2004	2003	Year	Year	2004
Proved:
New Zealand
PMP 38153 – Kahili Gas Field	45.00%	2,721,572	170,013	(67,874)	2,823,711
Total Proved		2,721,572	170,013	(67,874)	2,823,711
Unproved:
New Zealand
PEP 38256 – Exploration	46.16%	146,092	17,306		163,398
PEP 38258 – Exploration	75.00%	25,668	78,328		103,996
PEP 38330 – Exploration	44.23%	195,305	24,121		219,426
PEP 38332 – Exploration 1	0.00%	-	3,081	(3,081)	-
PEP 38716 – Exploration	42.40%	330,556	75,821		406,377
PEP 38718 – Exploration	12.50%	145,143	62,708		207,851
PEP 38736 – Exploration	45.00%	-	13,941		13,941
PEP 38738 – Exploration	36.50%	433,679	484,142		917,821
PEP 38738Deep – Exploration	25.10%	-	1,421		1,421
PEP 38480 – Exploration	75.00%	87,388	51,686		139,074
PEP 38492 – Exploration	100.00%	-	6,522		6,522
PEP 38741 – Exploration	30.00%	919,869	260,095	(161,519)	1,018,445
PEP 38746 – Exploration	50.00%	25,526	39,862		65,388
PEP 38748 – Exploration	25.00%	105,499	97,620		203,119
PEP 38753 – Exploration	60.00%	28,095	50,466		78,561
PEP 38765 – Exploration 4	27.50%	31,219	80,116		111,335
PEP 38766 – Exploration 4	25.00%	-	6,453		6,453
PEP 38768 – Exploration 4	50.00%	-	3,941		3,941
New licences/ventures		4,295	8,530	(216)	12,609
Australia
AC/P 19 – Exploration 3	100.00%	745,672	50,661		796,333
AC/P 31 – Exploration 3	0.00%	30,173	20,044	(50,217)	-
AC/P 26 – Exploration 5	0.00%	202,168	21,278		223,446
Papua New Guinea			-
APPL 235 – Exploration	100.00%	1,379,192	(2,323)		1,376,869
PPL 228 – Exploration 2	10.00%	7,018	5,362		12,380
PRL 4 – Stanley Retention	7.50%	83,638	5,009		88,647
PRL 5 – Elevala Retention	7.50%	658,681	10,771		669,452
Total Unproved		5,584,876	1,476,962	(215,033)	6,846,805
Total Proved & Unproved		8,306,448	1,646,975	(282,907)	9,670,516

1.	PEP 38332 was relinquished during 2003.

2.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.

3.
The Company applied for extension on AC/P 19 and AC/P 31 work programmes that were due to be completed by December 29, 2003. An extension of the permit work obligation on AC/P 19 was granted but the AC/P 31 extension was declined by the authorities and an appeal was not pursued.

4.	Permits PEP 38765, PEP38766 and PEP 38768 were granted in February 2004. PEP 38765 replaces PPP38761.

5.
The Company has transferred their combined 50% interest in AC/P26 to current participant Hardman Resources Ltd, in exchange for the grant of an option to participate up to a 20% level in the drilling of the Anson West Prospect, when and if drilled by Hardman.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 4 - RELATED PARTY TRANSACTIONS

a)	Oil and Gas Properties

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd. ("TAG") participates in certain oil and gas properties in common with the Company. TAG has directors and/or principal shareholders in common with the Company.

b)	Other

During the nine months to September 30, 2004, the Company incurred $164,052 (nine months to September 30, 2003 - $143,766) in remuneration to the President of the Company and $27,612 (nine months to September 30, 2003 – $23,823) in rent to a trust in which the President of the Company is a trustee and a beneficiary. Also during the nine months to September 30, 2004, $37,119 (nine months to September 30, 2003 – $58,740) was paid to the Commercial Manager, who is the spouse of the President.

Directors received a total remuneration of $43,553 during the nine months to September 30, 2004 (nine months to September 30, 2003 - $6,987).

During the nine months to September 30, 2004, the Company paid a law firm in Canada in which a Director is a partner, $75,511 (nine months to September 30, 2003 – 20,147) for legal services.

The Company also paid a company in Canada that employs a Director, $13,500 (nine months to September 30, 2003 – $4,500) for financial services.

The above-noted transactions were in the normal course of operations.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company's management estimates that the total commitments for the remainder of fiscal year 2004, under various agreements, are approximately $9,400,000. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $6.000,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, this permit then will be relinquished, with a consequent write down of Oil and Gas Properties of $796,333. Such action would have no impact on the cash resources of the company.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 6 - COMMON STOCK

a)	Authorized and Issued Share Capital The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	Amount
Balance at December 31, 2003	7,739,324	$20,478,365
Issued during the nine months to Sept 30, 2004	6,831,169	$7,710,945
Balance at Sept 30, 2004	14,570,493	$28,189,310

On January 2, 2004 the Company listed on the Toronto Stock Exchange Venture Exchange (the "TSX- V" which is part of the Toronto-based TSX Group).

In conjunction with the TSX-V Listing, the Company listed on the New Zealand Stock Exchange ("NZSX"), raising gross proceeds of $5,217,992 (NZ$8,000,000) less offering costs of $408,083 for net proceeds of $4,809,909 on January 5, 2004 through the issuance of 4,000,000 units. Each unit consisted of one common share and a half warrant, each full warrant entitling the holder to purchase one additional share, at any time before January 5, 2005 at a price of approximately $1.37 (NZ$2.10).

On January 5, 2004, the Special Class shares of one of the Company's New Zealand subsidiaries were exchanged for 1,111,123 common shares and 555,569 warrants of the Company valued at a price of $0.85 per share or $943,525 (Refer to Note 9).

During the period ended September 30, 2004, warrants to purchase 1,255,500 common shares of the Company were exercised for proceeds of $1,445,011 and options to purchase 10,000 shares of the Company were exercised for proceeds of $12,500.

On September 29, 2004, 2 convertible notes were converted to 454,546 common shares and 454,546 warrants, see note 8.

b)	Incentive Stock Options

The Company has, in the past, had no defined plan for involving employees in the common stock of the Company. The Company has, at the discretion of the board of directors, granted incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. The Board of Directors of the Company determined the exercise price. Such options granted have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

TSX-V policies require that the Company establish a share option plan for the granting of options to employees and service providers, which plan requires shareholder approval. The Board of directors has adopted a plan and this plan was presented to and approved by the annual general meeting of the shareholders on 25 June 2004. The Plan provides for the Board to issue non-assignable, non- transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified discounted market price, such options vesting over 3 years. Stock options are issued as performance incentives and are non-transferable.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

The Plan has been filed and approved by the TSX-V. The following stock options were outstanding at September 30, 2004:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	September 30,	Price per	Date
			2004	Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
550,000	Vesting	April 15, 2004	550,000	$1.00	July 6, 2005
200,000	Non-	-	200,000	$1.00	July 6, 2005
	Vesting
59,600	Vesting	April 15, 2004	59,600	$1.25	July 6, 2005
40,400	Vesting	October 15, 2003	40,400	$1.25	July 6, 2005
40,000	Vesting	April 15, 2004	40,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	95,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	25,000	$1.25	October 15, 2008
1,335,000			1,010,000

The weighted average exercise price for options outstanding at September 30, 2004 is $1.05 (December 31, 2003: $1.05). 10,000 options have been exercised during the nine months to September 30, 2004.

The weighted average exercise price for options fully vested at September 30, 2004 is $1.06 (December 31, 2003: $1.06).

The stock option compensation cost recognized as an expense for the nine months to September 30, 2004 was $11,153 (nine months to September 30, 2003 was $80,751). This cost is based on the estimated fair value of all options that were issued during 2003 and 2002, using the Black-Scholes option-pricing model, amortized over the vesting period.

c)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at September 30, 2004:

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
1,994,500(1)	$1.37(2)	January 5, 2005
555,569	$1.22(3)	January 5, 2005
454,546	$1.15	January 5, 2005
Series A Warrants
836,845	$1.50	January 5, 2005

3,841,460

(1)	There were 2,000,000 warrants issued on January 5, 2004 and during the nine months to September 2004, 5500 warrants were exercised and converted into shares.

(2)	The exercise price of the 2,000,000 Warrants issued on January 5, 2004 is NZ$2.10 per share (approximately US$1.37).

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

(3)	The exercise price of the 555,569 Warrants issued on January 5, 2004 is NZ$1.85 per share (approximately US$1.22).

NOTE 7 – PREPAID GAS REVENUE

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,340,254 ) to be drawn down towards the Company's ongoing exploration programs. This money was received on April 3, 2003. In return the Company is committed to supply NGC with the first NZ$2,000,000 of gas produced by the Company, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited). The prepayment is secured under a registered charge over Millennium Oil & Gas Ltd's 25% interest in the Kahili joint venture PEP 38736.

As at September 30, 2004, the Company had sold gas from the Kahili gas-condensate field to the value of NZ$143,144 (US$95,770) to NGC as an offset against the gas prepayment. As at September 30, 2004, the carrying cost and estimated fair value of the prepaid gas was the same.

NOTE 8 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005).

Interest of $26,833 was paid on conversion.

NOTE 9 – SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited ("APENZ", then called Indo-Pacific Energy (NZ) Limited), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to units in APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange (NZSX). If the listing did not proceed, the subscription agreement required, inter alia, the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. Subsequently, the Company decided not to proceed with the listing of APENZ.

On November 12, 2003, each Special Class shareholder signed a share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of Units by the Company. Each Unit comprised one common share and half a share purchase warrant. The Special Class shares where exchanged for such Units in the Company on January 5, 2004, upon the listing of the Company on the TSX-V and the NZSX, at the rate of one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares, and 555,569 warrants exercisable at a price of NZ$1.85 any time before January 5, 2005.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 10 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings / (loss) per share calculations for the quarter and the six months periods ended Sept 30, 2004 and 2003:

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003

Numerator, net loss for the period	(65,063)	1,930,587	(745,266)	1,006,154

a) Basic Denominator:
Weighted-average number of shares	13,141,878	7,739,324	13,064,596	7,739,324

Basic loss per share	$ (0.00)	$ 0.25	$ (0.06)	$ 0.13

b) Diluted Denominator:
Weighted-average number of shares	13,141,878	7,739,324	13,064,596	7,739,324

Diluted loss per share	$ (0.00)	$ 0.25	$ (0.06)	$ 0.13

Due to net losses incurred for the period, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 11 – SEGMENTED INFORMATION

For nine Months to Sept 30, 2004:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	201,653	-	-	201,653
Interest	16,949	233,670	-	-	250,619
Total Revenue	16,949	435,323	-	-	452,272

Profit / (loss)	(510,729)	(162,741)	(62,478)	(9,318)	(745,266)

Total Assets	637,838	14,224,412	1,031,074	2,234,701	18,128,025

For nine Months to Sept 30, 2003:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	161,102	-	-	161,102
Interest	2,046	21,918	-	-	23,964
Total Revenue	2,046	183,020	-	-	185,066

Profit / (loss)	(290,566)	1,305,823	(317)	(8,786)	1,006,154

Total Assets	449,548	12,313,060	978,254	2,122,660	15,863,522

NOTE 12 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 13 – SUBSEQUENT EVENTS

a) PEP 38738 Deep – Drilling Cardiff-2 Update

The Cardiff-2 well was on schedule and within budget at a depth of 2986m / 9797 feet at 0600 NZDST November 15; and is expected to reach the 9 5/8" casing point immediately above the Kapuni objective within a week The well is to be drilled to 4,900m / 16,000 feet; and it will be no earlier than late December before any flow-testing commences.

b) PEP 38738 - Cheal-4 and Cheal A3X Production Testing Update

Both the Cheal-3 and the Cheal-4 wells have now been readied for production testing. Following establishment of on-site facilities, Cheal-4 testing is scheduled to commence during the week commencing November 22. Both wells have encountered log indicated pay at both the Urenui and the Mt Messenger levels. The Mt Messenger level was previously tested in Cheal-3 at an average rate of 300 barrels per day of a light, sweet crude of high value. This rate was inhibited by the waxy nature of the crude oil, but installation of wax cutting facilities on the wells should enable sustained and steady production performance.

Cheal-4 has intersected an oil-water contact at the depth predicted from Cheal-2 & Cheal-3; and it appears likely that a common Mt Messenger oil contact exists between all wells. This would be a positive factor in evaluating reserves, which will be subject to independent review following the planned production tests.

Various options for sale and disposal of gas produced in association wuth the oil are being considered. The Cheal-3 & -4 production tests will assist in selection of a viable gas disposal option.

c) PEP 38748 – Hihi–1 Well Progress Update

The PEP 38748 joint venture (Austral 25% equity) is now drilling the Hihi-1A sidetrack and was at a depth of 702m / 2303 feet at 0600 NZDST on November 15. The sidetrack well is scheduled to take approximately 10 days to complete.

The Hihi-1 vertical well was deepened beyond its unsuccessful upper target to test for reservoir quality sandstones at the lower Mt Messenger level. Austral had previously mapped and identified the Jersey Prospect at this lower level, but offset approximately 600m / 2,000 feet northeast of the surface location of the well. Hihi-1 intersected a 15m / 50 feet interval of reservoir quality sandstones in the lower Mt Messenger, which also contained sufficient hydrocarbon indications to justify drilling the Hihi-1A sidetrack to intersect this same reservoir target at a high point on the Jersey trap.

Following completion of the Hihi-1A sidetrack, the rig will be moved on to the Miromiro-1 site (PEP 38765, Austral 27.5%) to drill that well.

d) PMP 38153 – Kahili Gas-Condensate Field

The Kahili-1A/B well has now produced a total of 114 million cubic feet of gas and 1474 barrels of condensate since the start of production on August 21. The well started in production at rates in accord with prediction, but has subsequently seen marked decline, which has been the subject of reservoir engineering review.

Gas rates in production are now typically only around 500,000 cubic feet per day, and the well is being cycled (ie shut-in on a regular basis) to assist in lifting condensate, which is loading down the well. Independent consultant analysis is that the well is depleting a fault bounded compartment low on the southern end of the field, with connection to the larger volume of the field to the north having become

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

limited. It is possible but not probable that better connection with the larger volume of the field will be reestablished at Kahili-1A/B.

Offsetting this situation, a recently completed mapping of the Kahili field by the company's consultants, which has incorporated for the first time the recently acquired and processed seismic, has resulted in an increase in the volumetric estimate of the total gas reservoir by approximately 50%. This gives a good match with the original estimates of field reserves derived from reservoir engineering analysis of the original flow test data.

The remapping has also identified the possibility that an additional fault compartment at the crest of the Kahili structure, might hold several times as much gas as the present field volume; in like manner to the Tariki gas-condensate field immediately south along trend. The Company is now investigating the alternatives for accessing the predicted larger volume of the field. A Kahili-2 well might intersect the field more than 100m / 300 feet higher on the structure than Kahili-1A/B. Alternatively, the field may be accessed from the existing Kahili-1A well-bore via a deviated or lateral drilling operation.

e) Exercise of Securities

In the period since September 30, 2004, to the date of this report, a total of 99,531 share purchase warrants and 160,000 incentive stock options have been exercised for a total of NZ$189,570 (approx.US$55,900) and US$162,500 respectively.